Exhibit 99.1

NEWS RELEASE
October 21st, 2014
Trading Symbols:
AMM :TSX, AAU : NYSE MKT
www.almadenminerals.com

ALMADEN ANNOUNCES SPIN-OUT OF MINERAL EXPLORATION ASSETS AND ROYALTIES

Almaden Minerals Ltd. (“Almaden" or the "Company"; AMM: TSX; AAU: NYSE MKT) is pleased to announce that its Board of Directors has unanimously approved a strategic reorganization of its business.  Almaden's early stage exploration projects, royalty interests and certain other non-core assets will be transferred to a newly incorporated company (“Spinco”).  Shareholders of the Company will receive shares in Spinco in proportion to their shareholdings in Almaden.  There will be no change to shareholders’ existing interests in the Company.

Spinco will hold the following key assets:

•	a 2% Net Smelter Return (“NSR”) royalty on the Company’s Tuligtic property in Mexico, which hosts the Company’s Ixtaca gold-silver development project;

•	a 1.5% NSR on the Caballo Blanco gold deposit in Mexico, a development project currently operated by Goldgroup Mining Inc.;

•	a 2% NSR on the Elk gold deposit in Canada, an advanced exploration project currently operated by Gold Mountain Mining Corp.;

•	a portfolio of 21 additional NSR royalties on exploration projects in Mexico, Canada and the United States identified through the Company’s past prospect generator activities;

•
a 100% interest in the El Cobre copper-gold porphyry exploration project in Mexico and the Willow copper-gold porphyry exploration project in Nevada, in addition to a portfolio of 20 other exploration projects, many of which are located in eastern Mexico in geological environments similar to the recent Ixtaca and Caballo Blanco discoveries; and

•	sufficient working capital to satisfy stock exchange requirements.

The Ixtaca gold/silver project will remain in Almaden.

It is intended that, as part of the reorganization, Almaden's current shareholders will receive shares of Spinco by way of a share exchange, pursuant to which each existing share of Almaden is exchanged for one “new” share of Almaden and 0.6 of a share of Spinco.  This exchange is intended to be taxed in a manner similar to a return of capital on the shares of Almaden.  Warrantholders of Almaden will receive warrants of Spinco which are proportionate to, and reflective of the terms of, their existing warrants.  The reorganization will be effected by way of a plan of arrangement under the Business Corporations Act (British Columbia), and must be approved by the Supreme Court of British Columbia and by the affirmative vote of 66 2/3% of Almaden’s shareholders in attendance at a shareholders’ meeting.  The Company intends to apply for a listing of the shares of Spinco on the TSX Venture Exchange ("TSX-V").  Any such listing will be subject to Spinco fulfilling all of the requirements of the TSX-V.

The Company is undertaking the reorganization in order to focus on the development of its Ixtaca gold-silver deposit.  The Ixtaca deposit is part of the Tuligtic project, comprising approximately 15,000 hectares, located in the state of Puebla, Mexico.  The spin-out transaction should also maximize shareholder value by allowing the market to value the Company's flagship Ixtaca gold-silver deposit independently of its early stage mineral exploration and royalty business.  In addition to allowing the Company to continue to focus efforts on developing Ixtaca, the Company is confident that having a separately funded and managed mineral exploration and royalty business will accelerate development of these exploration projects and give scope for new acquisitions.

Spinco will be managed by Almaden’s current team of officers.  Its board will include directors who are independent of Almaden.

The strategic reorganization remains conditional on the approval of final documentation by the Board of Directors of Almaden, approval of the strategic reorganization by the TSX, approval of shareholders of Almaden, and approval of the Supreme Court of British Columbia, among other things.

Additional details of the spin-out transaction will be included in an information circular to be mailed to shareholders of Almaden by mid-November 2014 in connection with the Company’s shareholders meeting referred to above.  That shareholders’ meeting is expected to be held in mid-December 2014 and the strategic reorganization is expected to close before the end of December 2014.

About Almaden

Almaden is a well-financed mineral exploration company working in North America. The Company is actively developing its 100% owned Ixtaca gold-silver deposit in Mexico. The Company has assembled mineral exploration projects in Canada, the United States and Mexico, including the Ixtaca deposit through its past grass roots exploration efforts. Uniquely, the Company has pioneered a new geologic and mineral district in Eastern Mexico through conceptual science-driven exploration. This resulted in the acquisition through staking of a portfolio of early stage exploration properties, each of which represent exiting opportunities for the potential discovery of significant gold, silver and copper deposits as evidenced at Ixtaca. Since going public in 1986, Almaden’s business model has been to find, acquire and develop mineral projects in partnership with other mining enterprises with a willingness to fund tenure payments and exploration expenditures, which limits Almaden’s share dilution. The Company has expanded this business model, described by some as prospect generation, by more aggressively advancing and developing its projects towards production, including the Ixtaca deposit.

On Behalf of the Board of Directors

“Morgan Poliquin”
Morgan J. Poliquin, Ph.D., P.Eng.
President, CEO and Director
Almaden Minerals Ltd.

Neither the Toronto Stock Exchange (TSX) nor the NYSE MKT have reviewed or accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management. Certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements, include but are not limited to, statements with respect to completion of the proposed strategic reorganization, the availability of working capital for both Almaden and Spinco, tax consequences of the proposed strategic reorganization, benefits of the proposed strategic reorganization, obtaining shareholder, court and TSX approval of the proposed strategic reorganization, the listing of Spinco shares on the TSX-V, the composition of Spinco’s management and board of directors, and the timing for mailing of an information circular, holding Almaden’s shareholders’ meeting and completing the proposed strategic reorganization.  These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Almaden or Spinco to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the risk of the Company not obtaining court, shareholder or stock exchange approval to proceed with the proposed strategic reorganization, the risk of unexpected tax consequences to the proposed strategic reorganization, the risk of unanticipated material expenditures required by the Company prior to completion of the proposed strategic reorganization, risks of the market valuing Almaden and Spinco in a manner not anticipated by the Company, risks related to international operations and joint ventures, the actual results of current exploration activities, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, environmental risks and hazards, increased infrastructure and/or operating costs, labour and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Almaden's Annual Information form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Almaden has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Almaden disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required pursuant to applicable securities laws. Accordingly, readers should not place undue reliance on forward-looking statements.